BrandAid Marketing Corporation
(formerly known as Salient Cybertech, Inc.)
1715 Stickney Point Rd., A-12
Sarasota, FL   34231

February 17, 2003


Securities and Exchange Commission
450 5th Street N. W.
Washington, DC 20549

To:	Corporate Finance Division,
Attn:   Tom Jones, Esq.

        Mail Stop 0306

RE:     1.      SALIENT CYBERTECH, INC., WITHDRAWAL OF REGISTRATION ON
                FORM SB-2: REGISTRATION NUMBER: 333-52374

        2.      SALIENT CYBERTECH, INC., REGISTRATION ON FORM SB-2:
                REGISTRATION NUMBER: 333-56932

This letter is in response to your letter of January 31, 2003. Both the above referenced Registration Statements are hereby formally withdrawn.

No shares were sold, nor will any shares be sold pursuant to either Registration Statement.

The first Registration Statement was withdrawn as it was superceded by the second. The Registration Statements were filed pursuant to the agreements reached with Haines Avenue, LLC. respecting the issuance of Debentures by BrandAid Marketing Corporation in favor of Haines Avenue, LLC., and an Equity Line Agreement between Haines Avenue, LLC. and BrandAid Marketing Corporation. Subsequently, the parties reached an agreement whereby the Debenture was retired and the Equity Line Agreement was terminated. As part of the foregoing termination of Agreement and retirement of the Debenture, there was no need to file any Registration Statements.


Very truly yours,


/s/Jay Elliott                            /s/Charles Tokarz
_______________                           __________________
Jay Elliott                               Charles Tokarz
CEO and President                         Chief Financial Officer

/s/Paul Sloan
____________________
Paul Sloan
Chairman of the Board of Directors